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Exhibit 99.1

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS
(in millions of U.S. dollars)
(unaudited)

	December 31 2002	September 30 2003
Assets
Current assets:
Cash and short-term investments	$1,851.0	$1,209.5
Accounts receivable	785.9	658.7
Inventories	775.6	890.1
Prepaid and other assets	115.1	154.3
Deferred income taxes	36.9	38.5

	3,564.5	2,951.1
Capital assets	727.8	688.1
Goodwill from business combinations	948.0	948.0
Intangible assets	211.9	175.3
Other assets	354.6	406.4

	$5,806.8	$5,168.9

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$947.2	$938.8
Accrued liabilities	475.4	371.5
Income taxes payable	24.5	35.3
Deferred income taxes	21.5	21.4
Current portion of long-term debt	2.7	3.1

	1,471.3	1,370.1
Long-term debt	4.2	1.3
Accrued pension and post-employment benefits	77.2	88.2
Deferred income taxes	46.2	57.7
Other long-term liabilities	4.3	5.4

	1,603.2	1,522.7
Shareholders' equity:
Convertible debt (note 4)	804.6	613.8
Capital stock (note 5)	3,670.6	3,308.1
Contributed surplus	5.8	109.4
Deficit	(294.7)	(409.9)
Foreign currency translation adjustment	17.3	24.8

	4,203.6	3,646.2

	$5,806.8	$5,168.9

Subsequent events (note 14)

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the
2002 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF LOSS AND RETAINED EARNINGS (DEFICIT)
(in millions of U.S. dollars, except per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2002	2003	2002	2003
Revenue	$1,958.9	$1,634.8	$6,359.6	$4,820.5
Cost of sales	1,827.6	1,570.5	5,914.1	4,631.7

Gross profit	131.3	64.3	445.5	188.8
Selling, general and administrative expenses	69.1	60.6	216.4	180.2
Research and development costs	4.1	8.4	13.6	17.3
Amortization of intangible assets	29.0	12.0	72.7	36.5
Integration costs related to acquisitions	3.0	—	17.1	—
Other charges (note 6)	136.4	49.1	136.4	69.1

Operating loss	(110.3)	(65.8)	(10.7)	(114.3)
Interest on long-term debt	3.5	1.4	14.5	4.0
Interest income, net	(4.6)	(1.7)	(12.5)	(9.1)

Loss before income taxes	(109.2)	(65.5)	(12.7)	(109.2)

Income taxes expense (recovery):
Current	(6.7)	(2.5)	12.4	5.6
Deferred	(11.9)	1.8	(14.6)	(13.8)

	(18.6)	(0.7)	(2.2)	(8.2)

Net loss for the period	(90.6)	(64.8)	(10.5)	(101.0)
Retained earnings (deficit), beginning of period	234.2	(340.6)	162.7	(294.7)
Convertible debt accretion, net of tax	(4.6)	(4.4)	(13.2)	(11.9)
Gain (loss) on repurchase of convertible debt (note 4)	4.3	(0.1)	4.3	(2.3)
Loss on repurchase of capital stock (note 5)	(1.4)	—	(1.4)	—

Retained earnings (deficit), end of period	$141.9	$(409.9)	$141.9	$(409.9)

Basic loss per share (note 8)	$(0.40)	$(0.30)	$(0.09)	$(0.45)
Diluted loss per share (note 8)	$(0.40)	$(0.30)	$(0.09)	$(0.45)
Weighted average number of shares outstanding:
— basic (in millions)	230.1	211.8	230.0	218.9
— diluted (in millions) (note 8)	230.1	211.8	230.0	218.9

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the
2002 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2002	2003	2002	2003
Cash provided by (used in):
Operations:
Net loss for the period	$(90.6)	$(64.8)	$(10.5)	$(101.0)
Items not affecting cash:
Depreciation and amortization	82.7	54.7	239.2	167.3
Deferred income taxes	(11.9)	1.8	(14.6)	(13.8)
Restructuring charges (note 6)	69.6	5.6	69.6	0.7
Other charges (note 6)	9.6	—	9.6	(1.6)
Other	(2.0)	(13.9)	2.2	(8.4)
Changes in non-cash working capital items:
Accounts receivable	178.9	(26.5)	159.3	127.2
Inventories	171.8	(55.2)	452.5	(112.0)
Prepaid and other assets	10.8	5.1	(1.6)	(39.2)
Accounts payable and accrued liabilities	(35.2)	30.0	(18.6)	(112.3)
Income taxes payable	(12.3)	(8.1)	(5.0)	7.0

Non-cash working capital changes	314.0	(54.7)	586.6	(129.3)

Cash provided by (used in) operations	371.4	(71.3)	882.1	(86.1)

Investing:
Acquisitions, net of cash acquired	(7.8)	—	(110.7)	(0.5)
Purchase of capital assets	(44.3)	(39.6)	(119.3)	(87.1)
Proceeds from sale of capital assets	47.2	—	68.2	1.8
Other	(1.0)	0.1	(1.1)	(1.2)

Cash used in investing activities	(5.9)	(39.5)	(162.9)	(87.0)

Financing:
Bank indebtedness	—	—	(1.6)	—
Repayment of long-term debt (note 3)	(130.6)	(0.6)	(145.5)	(2.5)
Debt redemption fees (note 3)	(6.9)	—	(6.9)	—
Deferred financing costs	(0.1)	—	(0.6)	(0.4)
Repurchase of convertible debt (note 4)	(48.3)	(70.6)	(48.3)	(207.4)
Issuance of share capital	1.3	1.1	5.8	4.3
Repurchase of capital stock (note 5)	(17.1)	(65.1)	(17.1)	(265.9)
Other	0.8	0.7	0.5	3.5

Cash used in financing activities	(200.9)	(134.5)	(213.7)	(468.4)

Increase (decrease) in cash	164.6	(245.3)	505.5	(641.5)
Cash, beginning of period	1,683.7	1,454.8	1,342.8	1,851.0

Cash, end of period	$1,848.3	$1,209.5	$1,848.3	$1,209.5

Cash is comprised of cash and short-term investments.
Supplemental cash flow information (note 9)

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the
2002 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

1.     Nature of business:

        The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the information technology and communications industries. The Company has operations in the Americas, Europe and Asia.

        Celestica prepares its financial statements in accordance with generally accepted accounting principles in Canada (Canadian GAAP) with a reconciliation to accounting principles generally accepted in the United States (US GAAP), disclosed in note 22 to the 2002 annual consolidated financial statements, and in note 12 to these interim consolidated financial statements.

2.     Significant accounting policies:

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements.

        These unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2003 and the results of operations and cash flows for the three and nine months ended September 30, 2002 and 2003.

        These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2002 annual consolidated financial statements, except for the following:

(i)    Impairment or disposal of long-lived assets:

        Effective January 1, 2003, the Company adopted the new CICA Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets" and the revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," which are consistent with U.S. GAAP. These sections establish standards for recognizing, measuring and disclosing impairment for long-lived assets held-for-use, and for measuring and separately classifying assets available-for-sale.

        Previously, long-lived assets were written down to net recoverable value if the undiscounted future cash flows were less than net book value. Under the new standard, assets must be classified as either held-for-use or available-for-sale. Impairment losses for assets held-for-use are measured based on fair value which is measured by discounted cash flows. Available-for-sale assets are measured based on expected proceeds less direct costs to sell.

(ii)   Restructuring charges:

        Effective January 1, 2003, the Company adopted the new CICA Emerging Issues Committee Abstracts EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities," which establishes standards for recognizing, measuring and disclosing costs relating to an exit or disposal activity. These standards are similar to U.S. GAAP. The Company has applied the new standards to restructuring plans initiated after January 1, 2003.

        These EICs allow recognition of a liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Previously, a commitment to an exit or disposal plan was sufficient to record the majority of costs.

3.     Long-term debt:

        In August 2002, the Company redeemed the entire $130.0 of outstanding 10.5% Senior Subordinated Notes at a premium of 5.25%. See note 6(b).

4.     Convertible debt:

        During the quarter, the Company paid $70.6 to repurchase Liquid Yield Option™ Notes (LYONs) with a principal amount at maturity of $135.2. For the nine months ended September 30, 2003, the Company paid $207.4 to repurchase LYONs with a principal amount at maturity of $405.9. Pursuant to Canadian GAAP, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component and an option component. See the description in note 10 to the 2002 annual consolidated financial statements. The loss on the repurchase of LYONs of $0.1 for the quarter and $2.3 for the nine months ended September 30, 2003, is charged to retained earnings (deficit) and apportioned between the principal equity and option components, based on their relative fair values compared to their carrying values. Consistent with the treatment of the periodic accretion charges, the amount relating to the principal equity component has been included in the calculation of basic and diluted loss per share. See note 8.

5.     Capital stock:

        During the quarter, the Company repurchased 4.1 million subordinate voting shares at a weighted average price of $15.88 per share. Through September 30, 2003, the Company repurchased a total of 22.0 million subordinate voting shares under its Normal Course Issuer Bids.

6.     Other charges:

	Three months ended September 30		Nine months ended September 30
	2002	2003	2002	2003
2001 restructuring (a)	$(1.9)	$—	$(1.9)	$—
Deferred financing costs and debt redemption fees (b)	9.6	—	9.6	—
2002 restructuring (c)	128.7	1.0	128.7	17.3
2003 restructuring (d)	—	48.1	—	53.4
Gain on sale of surplus land	—	—	—	(1.6)

	$136.4	$49.1	$136.4	$69.1

(a)   2001 restructuring:

        In 2001, the Company announced its restructuring plan in response to the weak end markets. Weak end market conditions in the telecommunications and information technology industries resulted in those customers rescheduling and cancelling orders, directly impacting the Company's operations.

        These restructuring actions were focused on consolidating facilities, workforce reductions, and transferring programs to lower cost geographies. A total of 11,925 employees were terminated as the Company completed its 2001 employee actions. Approximately 70% of the employee terminations were in the Americas and 30% in Europe. The majority of the employees terminated were manufacturing and plant employees. Eighteen facilities were closed or consolidated in the Americas and in Europe. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. In 2002, the Company made an adjustment to lease and other contractual obligations of $11.4, primarily to reflect delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas.

        The Company recorded a non-cash charge of $98.6 to write-down certain long-lived assets (73% in the Americas and 27% in Europe) which became impaired as a result of the rationalization of facilities. In addition to buildings and improvements and machinery and equipment, the asset impairments also related to goodwill and other intangible assets.

        The Company completed the major components of its 2001 restructuring plan in 2002, except for certain long-term lease and other obligations, which will be paid out over the remaining lease terms. Cash outlays are funded from cash on hand. The Company has benefited from the 2001 restructuring plan actions through reduced depreciation, lease and labour costs included in the cost of sales and selling, general and administrative expenses and reduced amortization of intangible assets.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge
Balance at January 1, 2001	$—	$—	$—	$—	$—
Provision	90.7	35.3	12.4	138.4	98.6
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—

Balance at December 31, 2001	39.5	33.7	9.5	82.7	98.6
Cash payments	(35.4)	(13.0)	(6.8)	(55.2)	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)

Balance at December 31, 2002	—	32.1	—	32.1	95.9
Cash payments	—	(11.0)	—	(11.0)	—
Adjustments	—	—	—	—	—

Balance September 30, 2003	$—	$21.1	$—	$21.1	$95.9

        The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge
Balance at June 30, 2003	$—	$23.2	$—	$23.2	$95.9
Cash payments	—	(2.1)	—	(2.1)	—

Balance at September 30, 2003	$—	$21.1	$—	$21.1	$95.9

        The accrued restructuring liability was recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

(b)   Deferred financing costs and debt redemption fees:

        In August 2002, the Company paid a premium associated with the redemption of the Senior Subordinated Notes and expensed related deferred financing costs totalling $9.6.

(c)   2002 restructuring:

        In response to the prolonged difficult end-market conditions, particularly in the information technology and communication infrastructure end markets, the Company announced a second restructuring plan in July 2002. This continuing reduced demand for the Company's manufacturing services resulted in an accelerated move to lower cost geographies and additional restructuring in the Americas and Europe.

        These restructuring actions were focused on consolidating facilities, workforce reductions, and transferring programs to lower cost geographies. A total of 5,531 employees have been terminated as of September 30, 2003, as the Company executed its 2002 planned employee actions. Approximately 550 employee positions remain to be terminated as of September 30, 2003. Approximately 80% of the employee terminations were in the Americas and 20% in Europe. The majority of the employees terminated were manufacturing and plant employees. In 2003, the Company increased its employee termination costs by $8.7 due to changes in planned headcount reductions. The facility actions included closing or consolidating 9 facilities in the Americas and Europe. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. In 2003, the Company made an adjustment to lease and other contractual obligations of $11.7 to reflect cancellation fees paid for terminating facility leases, relating principally to facilities in the Americas.

        The Company recorded a non-cash charge of $194.5 to write-down certain long-lived assets (85% in Americas, 10% in Europe and 5% in Asia) which became impaired as a result of the rationalization of facilities. In addition to buildings and improvements, and machinery and equipment, the asset impairments also relate to intellectual property and other intangible assets. In 2003, the Company recorded a non-cash adjustment against its capital assets of $(7.4). This change was primarily due to an amendment of its 2002 restructuring plan in the second quarter of 2003 as a result of customer requirements, and certain assets were brought back into use, resulting in an $8.4 increase to the book value of the assets. Included in the December 31, 2002 impairment charges were charges of $9.5 related to these capital assets that were classified as available-for-sale.

        As of September 30, 2003, capital assets included $29.9 representing assets available-for-sale, primarily in Europe. The Company has initiated an active program to dispose of these assets.

        The Company expects to complete the major components of its 2002 restructuring plan by the end of 2003, except for certain long-term lease and other obligations, which will be paid out over the remaining lease terms. Cash outlays are funded from cash on hand. The Company has and expects to continue to benefit from the 2002 restructuring plan actions through reduced depreciation, lease and labour costs included in the cost of sales and selling, general and administrative expenses and reduced amortization of intangible assets.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge
Balance at January 1, 2002	$—	$—	$—	$—	$—
Provision	128.8	51.7	8.5	189.0	194.5
Cash payments	(41.7)	(1.7)	(0.7)	(44.1)	—

Balance at December 31, 2002	87.1	50.0	7.8	144.9	194.5
Cash payments	(76.2)	(27.2)	(6.5)	(109.9)	—
Adjustments	8.7	11.7	4.3	24.7	(7.4)

Balance September 30, 2003	$19.6	$34.5	$5.6	$59.7	$187.1

        The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge
Balance at June 30, 2003	$43.3	$40.8	$7.3	$91.4	$187.1
Cash payments	(23.9)	(6.1)	(2.7)	(32.7)	—
Adjustments	0.2	(0.2)	1.0	1.0	—

Balance at September 30, 2003	$19.6	$34.5	$5.6	$59.7	$187.1

(d)   2003 restructuring:

        In January 2003, the Company announced that it will further reduce its manufacturing capacity. The Company had previously estimated the cost of the 2003 restructuring to be between $50.0 and $70.0, of which $53.4 has been incurred to date. The restructuring actions were focused on workforce reductions and facility consolidations in Europe. Termination announcements were made in 2003 to approximately 400 employees, primarily manufacturing and plant employees. The Company negotiated one-time termination payments relating to these employees; a majority of these payments will be made by the end of 2003.

        The non-cash charge for asset impairment of $8.1 reflects the write-down of certain capital assets, primarily in Europe, which were disposed of, or that have become impaired, and are available-for-sale, as a result of the 2003 restructuring. The capital assets were written down to their fair values.

        The Company expects to complete the major components of the 2003 restructuring plan by the end of 2003. Cash outlays are funded from cash on hand. The Company expects to benefit from the 2003 restructuring plan actions through reduced depreciation and labour costs included in the cost of sales and selling, general and administrative expenses in 2004.

        The following table details the components of the restructuring charge:

	Three months ended September 30, 2003	Nine months ended September 30, 2003
Employee termination costs	$41.5	$43.9
Lease and other contractual obligations	0.6	0.6
Facility exit costs and other	0.4	0.8
Asset impairment (non-cash)	5.6	8.1

	$48.1	$53.4

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge
Balance at January 1, 2003	$—	$—	$—	$—	$—
Provision	43.9	0.6	0.8	45.3	8.1
Cash payments	(11.0)	(0.5)	(0.8)	(12.3)	—

Balance September 30, 2003	$32.9	$0.1	$—	$33.0	$8.1

        The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total acrrued liability	Non-cash charge
Balance at June 30, 2003	$—	$—	$—	$—	$2.5
Provision	41.5	0.6	0.4	42.5	5.6
Cash payments	(8.6)	(0.5)	(0.4)	(9.5)	—

Balance at September 30, 2003	$32.9	$0.1	$—	$33.0	$8.1

        The Company expects total restructuring charges recorded in 2003, relating to the 2002 and 2003 restructurings, to be between $90.0 and $95.0. Of this, approximately 20% is expected to be incurred in 2003, relating to the execution of the 2002 restructuring, resulting from changes in planned headcount reductions and higher costs of terminating facility leases. The balance of the charges recorded in 2003 relates to the execution of the 2003 restructuring plan, primarily headcount reductions in Europe. The Company expects that approximately 20% of the combined 2003 total will be non-cash charges.

7.     Segmented information:

        The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest, amortization of intangible assets, integration costs related to acquisitions, other charges and income taxes). Inter-segment transactions are reflected at market value. The following is a breakdown by reporting segment:

	Three months ended September 30		Nine months ended September 30
	2002	2003	2002	2003
Revenue
Americas	$1,028.4	$729.5	$3,696.6	$2,282.6
Europe	382.3	322.2	1,333.2	1,002.7
Asia	595.4	637.0	1,529.5	1,700.6
Elimination of inter-segment revenue	(47.2)	(53.9)	(199.7)	(165.4)

	$1,958.9	$1,634.8	$6,359.6	$4,820.5

	Three months ended September 30		Nine months ended September 30
	2002	2003	2002	2003
EBIAT
Americas	$38.3	$1.0	$122.7	$23.6
Europe	(14.0)	(20.9)	13.2	(80.0)
Asia	33.8	15.2	79.6	47.7

	58.1	(4.7)	215.5	(8.7)
Interest, net	1.1	0.3	(2.0)	5.1
Amortization of intangible assets	(29.0)	(12.0)	(72.7)	(36.5)
Integration costs related to acquisitions	(3.0)	—	(17.1)	—
Other charges (note 6)	(136.4)	(49.1)	(136.4)	(69.1)

Loss before income taxes	$(109.2)	$(65.5)	$(12.7)	$(109.2)

	As at September 30
	2002	2003
Total assets
Americas	$3,224.1	$2,034.2
Europe	1,288.1	1,072.6
Asia	1,979.5	2,062.1

	$6,491.7	$5,168.9

Goodwill
Americas	$244.5	$115.7
Europe	75.5	—
Asia	835.1	832.3

	$1,155.1	$948.0

8.     Weighted average shares outstanding and loss per share:

        The following table sets forth the calculation of basic and diluted loss per share:

	Three months ended September 30		Nine months ended September 30
	2002	2003	2002	2003
Numerator:
Net loss	$(90.6)	$(64.8)	$(10.5)	$(101.0)
Convertible debt accretion, net of tax	(4.6)	(4.4)	(13.2)	(11.9)
Gain on repurchase of convertible debt, net of tax(1)	4.0	5.5	4.0	15.4

Loss available to common shareholders	$(91.2)	$(63.7)	$(19.7)	$(97.5)
Denominator:
Weighted average shares — basic (in millions)	230.1	211.8	230.0	218.9
Effect of dilutive securities (in millions):
Employee stock options(2)	—	—	—	—
Convertible debt(2)	—	—	—	—

Weighted average shares — diluted (in millions)	230.1	211.8	230.0	218.9
Loss per share:
Basic	$(0.40)	$(0.30)	$(0.09)	$(0.45)
Diluted	$(0.40)	$(0.30)	$(0.09)	$(0.45)

(1)
The gain on the principal equity component of the convertible debt repurchase, is included in the calculation of basic and diluted loss per share. See note 4.

(2)
For the three and nine months ended September 30, 2002 and 2003, excludes the effect of all options and convertible debt as they are anti-dilutive due to the loss.

9.     Supplemental cash flow information:

	Three months ended September 30		Nine months ended September 30
	2002	2003	2002	2003
Paid during the period:
Interest	$5.1	$2.3	$17.2	$6.5
Taxes	$4.5	$8.1	$16.0	$13.7
Non-cash financing activities:
Convertible debt accretion, net of tax	$4.6	$4.4	$13.2	$11.9

10.   Stock-based compensation and other stock-based payments:

        In accordance with the CICA Handbook Section 3870, the Company discloses pro forma net earnings (loss) and earnings (loss) per share information as if the Company had accounted for employee stock options under the fair value method. The Company has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

        The fair value of the options issued by the Company during the quarter was determined using the Black-Scholes option pricing model. The Company used the following weighted average assumptions in the quarter: risk-free rate of 3.8%; dividend yield of 0%; a volatility factor of the expected market price of the Company's shares of 70%; and an expected option life of 4.5 years. The weighted average grant date fair values of options issued during the quarter was $9.37 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period, on a straight-line basis. For the three months ended September 30, 2003, the Company's pro forma net loss is $67.1 and the pro forma basic and diluted loss per share is $0.31. For the nine months ended September 30, 2003, the Company's pro forma net loss is $108.5 and the pro forma basic and diluted loss per share is $0.48. The Company's stock option plans are described in note 11 in the 2002 consolidated financial statements.

11.   Guarantees and contingencies:

        Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14, which requires certain disclosures of obligations under guarantees.

        Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds, are provided to various third parties. These guarantees cover various payments including customs and excise taxes, utility commitments and certain bank guarantees. At September 30, 2003, these liabilities, including guarantees of employee share purchase loans, amounted to $67.5 (June 30, 2003 — $67.1).

        In addition to the above guarantees, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These guarantees may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these guarantees. Historically, the Company has not made significant payments relating to these types of indemnifications.

        Under the terms of an existing real estate lease, which expires in 2004, Celestica has the right to acquire the real estate at any time, at an amount equal to the lease balance, which at September 30, 2003 was $37.3. In August 2003, Celestica notified the lessor of its intention to acquire this real estate. The transaction is expected to close in December 2003 for a purchase price of $37.3.

12.   Canadian and United States accounting policy differences:

        The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. The significant differences between Canadian and U.S. GAAP, and their effect on the consolidated financial statements of the Company, are described below:

Consolidated statements of loss:

        The following table reconciles net loss as reported in the accompanying consolidated statements of loss to net loss that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Nine months ended September 30
	2002	2003
Net loss in accordance with Canadian GAAP	$(10.5)	$(101.0)
Compensation expense (a)	(2.8)	—
Interest expense on convertible debt, net of tax (b)	(22.1)	(15.8)
Gain on repurchase of convertible debt, net of tax (b)	4.9	2.0
Other charges and amortization, net of tax (c)	—	8.1
Leasehold retirement obligations, net of tax (d)	—	(0.7)

Net loss before cumulative effect of a change in accounting policy in accordance with U.S. GAAP	(30.5)	(107.4)
Cumulative effect of a change in accounting policy, net of tax (d)	—	(1.3)

Net loss in accordance with U.S. GAAP	$(30.5)	$(108.7)
Other comprehensive loss:
Net gain on derivatives designated as hedges, net of tax (e)	25.0	21.0
Minimum pension liability, net of tax (f)	(17.7)	(1.3)
Foreign currency translation adjustment	18.3	7.5

Comprehensive loss in accordance with U.S. GAAP	$(4.9)	$(81.5)

        The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Nine months ended September 30
	2002	2003
Loss available to shareholders	$(30.5)	$(108.7)
Weighted average shares — basic (in millions)	230.0	218.9
Weighted average shares — diluted (in millions)(1)	230.0	218.9
Basic loss per share	$(0.13)	$(0.50)
Diluted loss per share	$(0.13)	$(0.50)

(1)
For the nine months ended September 30, 2002 and 2003, excludes the effect of options and convertible debt as they are anti-dilutive due to the loss.

        The cumulative effect of these adjustments on shareholders' equity of the Company is as follows:

	As at December 31 2002	As at September 30 2003
Shareholders' equity in accordance with Canadian GAAP	$4,203.6	$3,646.2
Compensation expense (a)	(17.6)	(17.6)
Capital stock (a)	15.6	15.6
Interest expense on convertible debt, net of tax (b)	(52.3)	(68.1)
Convertible debt (b)	(804.6)	(613.8)
Convertible debt accretion, net of tax (b)	37.9	49.8
Gain on repurchase of convertible debt for Canadian GAAP (b)	(6.7)	(4.4)
Gain on repurchase of convertible debt for U.S. GAAP (b)	8.4	10.4
Other charges and amortization (c)	(29.2)	(21.1)
Gain on foreign exchange contract, net of tax (g)	12.1	12.1
Net gain on cash flow hedges (e)	15.7	36.7
Minimum pension liability, net of tax (f)	(38.5)	(39.8)
Cumulative effect of a change in accounting policy, net of tax (d)	—	(1.3)
Leasehold retirement obligations, net of tax (d)	—	(0.7)

Shareholders' equity in accordance with U.S. GAAP	$3,344.4	$3,004.0

(a)
In 1998, the Company amended the vesting provisions of 6.2 million employee stock options issued in 1997 and 1998. Under the previous vesting provisions, such options vested based on the achievement of earnings targets. As a result, a portion of these options vested over a specified time period and the balance vested on completion of the initial public offering in 1998. Under U.S. GAAP, this amendment required a new measurement date for purposes of accounting for compensation expense, resulting in a charge equal to the aggregate difference between the fair value of the underlying subordinate voting shares at the date of the amendment and the exercise price for such options. As a result, under U.S. GAAP the Company has recorded an aggregate $15.6 non-cash stock compensation charge reflected in earnings and capital stock over the vesting period as follows: 1998 — $4.2; 1999 — $1.9; 2000 — $2.5; 2001 — $3.2; 2002 — $3.8; nine months ended September 30, 2002 — $2.8. No similar charge is required to be recorded by the Company under Canadian GAAP.

(b)
Under Canadian GAAP, the Company recorded the convertible debt as an equity instrument and recorded accretion charges to retained earnings. Under U.S. GAAP, the convertible debt was recorded as a long-term liability and, accordingly, the Company recorded the accretion charges and amortization of debt issue costs to interest expense of $22.1, net of tax of $11.1, for the nine months ended September 30, 2002 and $15.8, net of tax of $7.8, for the nine months ended September 30, 2003.

  In 2002 and 2003, the Company reported a gain on the repurchase of a portion of convertible debt. Under Canadian GAAP, the gain is recorded to retained earnings. Under U.S. GAAP, the Company records the gain through income of $8.4, net of $4.2 in taxes, in 2002, $4.9, net of $2.4 in taxes for the nine months ended September 30, 2002 and $2.0, net of $1.0 in taxes, for the nine months ended September 30, 2003.

(c)
In the fourth quarter of 2002, the Company recorded impairment charges to write-down certain assets, primarily intangible assets, which were measured using undiscounted cash flows. U.S. GAAP requires the use of discounted cash flows, resulting in an additional charge of $26.5, net of tax of $2.0, for 2002. The adjustment for the nine months ended September 30, 2003 of $8.1 represents the amortization expense, net of tax of $0.6, recorded under Canadian GAAP relating to these assets which were written down under U.S. GAAP.

(d)
Effective January 1, 2003, the Company adopted the new SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which the Company incurs the obligation. On January 1, 2003, the Company recorded a liability of $3.7 for the estimated costs of retiring leasehold improvements at maturity of the facility leases. The Company also recorded asset retirement costs of $2.4 and a charge against earnings as a cumulative effect adjustment of $1.3 (net of tax of $0.2), to reflect amortization expense and accretion charges from the date the Company incurred the obligation through to January 1, 2003, the effective date of this standard. The following table details the changes in the leasehold retirement liability:

Balance at January 1, 2003	$3.7
Accretion charges	0.2

Balance at September 30, 2003	$3.9

  The estimated fair value of the leasehold asset is amortized into income over the remaining life of the leases, on a straight-line basis. For the nine months ended September 30, 2003, amortization expense was $0.5, net of tax of $0.1.

(e)
The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 which amends SFAS No. 133. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company has implemented SFAS No. 133 effective for 2001 for purposes of the U.S. GAAP reconciliation. The Company enters into forward exchange contracts to hedge certain forecasted cash flows. The contracts are for periods consistent with the forecasted transactions. All relationships between hedging instruments and hedged items, as well as risk management objectives and strategies, are documented. Changes in the spot value of the foreign currency contracts that are designated, effective and qualify as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income and are reclassified into the same component of earnings and in the same period as the hedged transaction is recognized. At December 31, 2002, the Company has recorded an asset of $18.9 (less $3.2 in taxes). At September 30, 2002, the Company has recorded an asset of $22.8 (less $3.9 in taxes) and a corresponding gain of $30.2 (less $5.2 in taxes) to other comprehensive income. At September 30, 2003, the Company has recorded an asset of $41.7 (less $5.0 in taxes) and a corresponding gain of $22.8 (less $1.8 in taxes) to other comprehensive income. As of September 30, 2003, it is expected that $38.2 of net pre-tax gains reported in accumulated other comprehensive income will be reclassified into earnings during the next twelve months. Under Canadian GAAP, the derivative instruments are not marked to market and the related, off-balance sheet gains and losses are recognized in earnings in the same period as the hedged transactions.

(f)
Under U.S. GAAP, the Company is required to record an additional minimum pension liability for three of its plans to reflect the excess of the accumulated benefit obligations over the fair value of the plan assets. The charge to Other comprehensive income for the nine months ended September 30, 2002 was $17.7, net of tax of $9.0, and for the nine months ended September 30, 2003 was $1.3, net of taxes of $0.7. No such adjustments are required under Canadian GAAP.

(g)
In 2001, the Company entered into a forward exchange contract to hedge the cash portion of the purchase price for the Omni acquisition. The transaction does not qualify for hedge accounting treatment under SFAS No. 133 which specifically precludes hedges of forecasted business combinations. As a result, the gain on the exchange contract of $15.7, less tax of $3.6, is recognized in income for U.S. GAAP. For Canadian GAAP, the gain on the contract was included in the cost of the acquisition, resulting in a goodwill value that is $15.7 lower for Canadian GAAP than U.S. GAAP.

  Other disclosures required under U.S. GAAP:

(h)
Stock-based compensation:

  Under U.S. GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123. However, SFAS No. 123 does require the disclosure of pro forma net earnings (loss) and earnings (loss) per share information as if the Company had accounted for its employee stock options under the fair-value method prescribed by SFAS No. 123. The estimated fair value of the options is amortized to income over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended September 30
	2002	2003
Risk-free rate	5.5%	3.7%
Dividend yield	0.0%	0.0%
Volatility factor of the expected market price of the Company's shares	70.0%	70.0%
Expected option life (in years)	7.5	4.3
Weighted average grant date fair values of options issued	$23.91	$7.59

        The pro forma disclosure for U.S. GAAP is as follows:

	Nine months ended September 30
	2002	2003
Net loss in accordance with U.S. GAAP, as reported	$(30.5)	$(108.7)
Deduct: Stock-based compensation costs using fair-value method, net of tax	(65.1)	(63.0)

Pro forma net loss in accordance with U.S. GAAP	$(95.6)	$(171.7)

Loss per share:
Basic — as reported	$(0.13)	$(0.50)
Basic — pro forma	$(0.42)	$(0.78)
Diluted — as reported	$(0.13)	$(0.50)
Diluted — pro forma	$(0.42)	$(0.78)

(i)
Accumulated other comprehensive income:

	Nine months ended September 30
	2002	2003
Opening balance of accumulated net gain (loss) on cash flow hedges	$(6.1)	$15.7
Net gain on derivatives designated as hedges (e)	25.0	21.0

Closing balance	18.9	36.7
Opening balance of foreign currency translation account	(2.9)	17.3
Foreign currency translation gain	18.3	7.5

Closing balance	15.4	24.8
Opening balance of minimum pension liability	(14.9)	(38.5)
Minimum pension liability, net of tax (f)	(17.7)	(1.3)

Closing balance	(32.6)	(39.8)

Accumulated other comprehensive income	$1.7	$21.7

(j)
Warranty liability:

  The Company records a liability for future warranty costs based on management's best estimate of probable claims under its product warranties. The accrual is based on the terms of the warranty, which vary by customer and product, and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

  The following table details the changes in the warranty liability:

Balance at January 1, 2002	$18.1
Accrual in excess of claims incurred	5.6

Balance at December 31, 2002	23.7
Accruals and adjustments	(2.6)
Cash payments	(1.2)

Balance at September 30, 2003	$19.9

(k)
New United States accounting pronouncements:

  In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets" which the Company fully adopted effective January 1, 2002. These statements are substantially consistent with CICA Sections 1581 and 3062 except that, under U.S. GAAP, any transitional impairment charge would have been recognized in earnings as a cumulative effect of a change in accounting principle. Under Canadian GAAP, the cumulative adjustment would have been recognized in opening retained earnings. There was no impact to the Company as no transitional impairment charges were recognized.

  In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. The Company has adopted SFAS No. 143 as of January 1, 2003. See note 12(d).

  In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which retains the fundamental provisions of SFAS No. 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. SFAS No. 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company prospectively adopted SFAS No. 144 effective January 1, 2002.

  In May 2002, FASB issued SFAS No. 145, "Rescission of FASB Nos. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections." SFAS No. 145 requires that certain gains and losses from extinguishment of debt no longer qualify as extraordinary. The Company has adopted SFAS No. 145 commencing January 1, 2002.

  In July 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 recognizes the liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. The Company has adopted SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. For exit or disposal activities initiated prior to December 31, 2002, the Company followed the criteria of Emerging Issues Task Force No. 94-3.

  In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are effective for the Company's fiscal year ended December 31, 2002. Effective for 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The Company adopted the disclosure requirements in its 2002 consolidated financial statements. Also see notes 11 and 12(j). The Company was not impacted by the measurement requirements of FIN 45 in 2003.

  In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 requires variable interest entities, previously referred to as special-purpose entities or off-balance sheet structures, to be consolidated by a company if that company is subject to a majority of the risk of loss from the entity's activities or is entitled to receive a majority of the entity's returns or both. The consolidation provisions of FIN 46 are effective for new entities created after January 31, 2003, and are applicable to existing entities as of January 1, 2004. The Company's financial statements will not be impacted by this standard.

  In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies the accounting and reporting for derivative instruments, including those embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective as of July 1, 2003. The adoption of this standard has not had a material impact on its financial position, results of operations or cash flows.

  In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", which establishes standards for the classification and measurement of these financial instruments. SFAS No. 150 is effective as of the Company's third quarter beginning July 1, 2003. The Company's financial statements were not impacted by this standard.

13.   Comparative information:

        The Company has reclassified certain prior period information to conform to the current period's presentation.

14.   Subsequent events:

        In October 2003, the Company announced the following:

        The Company entered into an agreement to acquire all the shares of Manufacturers' Services Limited (MSL). The common shareholders of MSL are entitled to receive 0.375 of a subordinate voting share of Celestica for each share of MSL, subject to adjustment. Preferred shareholders of MSL are entitled to receive cash or, at the holder's election, shares of Celestica. This acquisition is subject to MSL shareholder approval and governmental approvals and is expected to close in the first quarter of 2004.

        The Company may, from time to time, purchase additional LYONs on the open market. The Company has been authorized by the board of directors to spend up to an additional $100.0 to repurchase LYONs, at management's discretion. This is in addition to the amounts previously authorized, of which $42.3 remains available for future purchases.

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CELESTICA INC. CONSOLIDATED BALANCE SHEETS (in millions of U.S. dollars) (unaudited)
CELESTICA INC. CONSOLIDATED STATEMENTS OF LOSS AND RETAINED EARNINGS (DEFICIT) (in millions of U.S. dollars, except per share amounts) (unaudited)
CELESTICA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of U.S. dollars) (unaudited)
CELESTICA INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts) (unaudited)